

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2018

Nadeem Velani
Executive Vice President and Chief Financial Officer
Canadian Pacific Railway Limited
7550 Ogden Dale Road S.E.
Calgary, Alberta, Canada
 T2C 4X9

> **Re: Canadian Pacific Railway Limited**
> **Forms 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 16, 2018**
> **File No. 001-01342**

Dear Mr. Velani:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Adjusted Income and Adjusted Income Per Share, page 53

1.	In order to clearly explain how the tax effect of adjustments is calculated, please revise footnote (1) to include the rates used in the calculation. Refer to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Measures issued May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.

Division of Corporation Finance
Office of Transportation and Leisure